                                                               OMB APPROVAL
                                                       OMB Number:     3235-0145
                                                       Expires: October 31, 1994
                                                       Estimated average burden
                                                       hours per form......14.90


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*
                                             --

                            THE COOPER COMPANIES INC.
________________________________________________________________________________
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                    216648402
                              ____________________
                                 (CUSIP Number)

                           Harold L. Schneider, Esq.
                             Tenzer Greenblatt LLP
         405 Lexington Avenue, New York, New York 10174 (212) 573-4348
     _____________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                               and Communications)

                                December 12, 1996
           _________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" of the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 216648402                                            PAGE 2 0F 4 PAGES


________________________________________________________________________________
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

             Cooper Life Sciences, Inc.
             94-2563513
________________________________________________________________________________
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
3            SEC USE ONLY
________________________________________________________________________________
4            SOURCE OF FUNDS*

             Not Applicable
________________________________________________________________________________
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
________________________________________________________________________________
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
________________________________________________________________________________
             7    SOLE VOTING POWER

  NUMBER OF       1,963,233 shares of Common Stock
   SHARES    ___________________________________________________________________
BENEFICIALLY 8    SHARED VOTING POWER
 OWNED BY
   EACH           -0-
 REPORTING   ___________________________________________________________________
  PERSON     9   SOLE DISPOSITIVE POWER
   WITH
                 1,963,233 shares of Common Stock
             ___________________________________________________________________
             10  SHARED DISPOSITIVE POWER

                  -0-
________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,963,233 shares of Common Stock
________________________________________________________________________________
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

________________________________________________________________________________
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.83%
________________________________________________________________________________
14           TYPE OF REPORTING PERSON*

             CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 9 amends and supplements Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on June 22, 1992, as amended by Amendment No. 1 dated November 12, 1992, Amendment No. 2 dated July 6, 1993, Amendment No. 3 dated August 24, 1993, Amendment No. 4 dated July 14, 1994, Amendment No. 5 dated August 15, 1994, Amendment No. 6 dated September 6, 1994, Amendment No. 7 dated March 7, 1995, and Amendment No. 8 dated August 27, 1996 (as amended, the "Schedule 13D"), by Cooper Life Sciences, Inc., a Delaware corporation ("CLS"), relating to the Common Stock, par value $.10 per share (the "Common Stock") of The Cooper Companies, Inc., a Delaware corporation (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of Issuer.

        The number of shares of Common Stock which may be deemed to be beneficially owned by CLS has decreased by more than 1% of the number of shares of the class which are deemed to be outstanding. Said decrease is the result of open market sales of an aggregate of 229,300 shares of Common Stock, as more fully set forth on Schedule I hereto.

                               Page 3 of 4 Pages

                                   SIGNATURE


        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     COOPER LIFE SCIENCES, INC.


                                     By: /s/ Steven Rosenberg
                                         ______________________

December 20, 1996                         Name: Steven Rosenberg
_________________                         Title: Vice President
    Date




                               Page 4 of 4 Pages

                                   SCHEDULE I
                       TO AMENDMENT NO. 9 TO SCHEDULE 13D

                                                          NO. OF     PRICE
NATURE OF                                                 SHARES      PER
TRANSACTION                                     DATE       SOLD      SHARE*
-----------                                   --------    -------    ------

Sale                                          10/18/96     10,000   $13.75
Sale                                          10/18/96     10,000    13.875
Sale                                          10/21/96      5,000    14.125
Sale                                          10/21/96      5,000    14.25
Sale                                          10/21/96      5,000    14.375
Sale                                          10/25/96      2,800    14.50
Sale                                          10/28/96      2,200    14.50
Sale                                          10/28/96        300    14.625
Sale                                          10/29/96     24,700    14.927
Sale                                          11/12/96      5,000    15.25
Sale                                          12/05/96      4,000    15.375
Sale                                          12/09/96      6,000    15.375
Sale                                          12/09/96     10,000    15.50
Sale                                          12/09/96     10,000    15.625
Sale                                          12/10/96     10,000    15.875
Sale                                          12/10/96     10,000    16.00
Sale                                          12/10/96     10,000    16.125
Sale                                          12/10/96     10,000    16.25
Sale                                          12/11/96     10,000    16.375
Sale                                          12/11/96     10,000    16.50
Sale                                          12/11/96     10,000    16.625
Sale                                          12/11/96     10,000    16.75
Sale                                          12/11/96     10,000    16.875
Sale                                          12/11/96      6,700    17.00
Sale                                          12/12/96      3,300    17.00
Sale                                          12/12/96     10,000    17.125
Sale                                          12/12/96     10,000    17.25
Sale                                          12/12/96      9,300    17.375

Total                                                     229,300

------------

* Before payment of commissions.